1290 AVENUE OF THE AMERICAS NEW YORK, NY 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM	MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SAN DIEGO, WASHINGTON, D.C.

NORTHERN VIRGINIA, DENVER,
SACRAMENTO, WALNUT CREEK

TOKYO, LONDON, BEIJING,
SHANGHAI, HONG KONG,
SINGAPORE, BRUSSELS

January 22, 2009

Writer’s Direct Contact 212.468.8025
mhagan@mofo.com
Ms. Melissa Rocha, Staff Accountant
Mr. Terrence O’Brien, Accounting Branch Chief
Ms. Jennifer Hardy, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Asia Pacific Wire & Cable Corporation Limited
Amendment No. 2 to Form F-1
Filed December 24, 2008
File No. 333-153796

Form 20-F for the year ended December 31, 2007
Filed June 27, 2008
File No. 001-14542
Dear Ms. Rocha, Mr. O’Brien and Ms. Hardy:
     On behalf of Asia Pacific Wire & Cable Corporation Limited (the “Company”), this letter is in response to the comment letter dated January 8, 2009, from Ms. Hardy to Mr. Yuan Chun Tang, regarding the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 2 to Form F-1 and Form 20-F for the year ended December 31, 2007.
     The Company respectfully submits the following responses with respect to each comment contained in the comment letter. For the convenience of the Staff, we reproduce in bold the text of each numbered paragraph in the comment letter and follow with the

January 22, 2009
Page Two
Company’s responses. Concurrently with submission of this letter, Amendment No. 3 to the registration statement on Form F-1 is being electronically transmitted for filing with the Commission.
     We understand that it is possible that the Staff may have additional questions upon review of these responses or may request supplemental information. We acknowledge that the Staff requires certain undertakings at the time of any request for acceleration of the effectiveness of the Company’s registration statement. We acknowledge further that the Staff should be provided with adequate time to review Amendment No. 3. We wish to maintain a dialogue with the Staff in order to ensure that (i) the Company’s responses address adequately the comments of the Staff, (ii) the Staff has sufficient time to review the Company’s responses and (iii) the Company is in a position to request, and the Staff is able to grant, acceleration of the effectiveness of the Company’s registration statement at the earliest possible date. We remain at your disposal to respond to any questions or comments.

Very truly yours,
/s/ Michael J. Hagan
Michael J. Hagan

cc:	Mr. Yuan Chun Tang, Chairman and Chief Executive Officer Asia Pacific Wire & Cable Corporation Limited

January 22, 2009
Page Three
Form F-1
Operating and Financial Review and Prospects, page 41
1.	We note the discussion of current economic risks on page 16, as well as the discussion on page 60. Please revise to include a prominent discussion providing investors with a detailed understanding of how the economic events are affecting your business. This discussion should quantify the known impact on your operations, financial position and liquidity in the period since June 30, 2008, as well as address management’s expectations for the future in more detail.
     The Company wishes to direct the Staff to the revised disclosure in the risk factor entitled “Current Economic Risks” and in the “Trend Information” section, appearing on pages 5 and 61 of Amendment No. 3, respectively. The Company supplementally notes to the Staff that its disclosure has been revised in accordance with the above comment only to the extent that the Company believes that it can reliably determine with reasonable reliability or likelihood the impact to date and any future impacts of current economic events on the Company’s operations, financial position and liquidity.
Disclosures of Critical Accounting Policies, page 41
2.	We note your response to prior comment 18 and your revised disclosure where you have added a policy note for impairment of long lived assets. Clarify in future filings whether or not an impairment test was actually performed on your long lived assets under SFAS 144 at December 31, 2007. Your current disclosure only discloses that you did not record any impairment on your assets. Please disclose the results of those tests and assumptions used, to the extent a test was performed, and if no test was performed how you considered that one was not necessary under paragraph 8 of SFAS 144. Note for future periods, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management’s determination that the SFAS 144 test were not required as a result of no triggering events or because there were triggering events present and managements estimate of cash flow projections exceeded asset carrying values resulting in no impairment charges.
     The Company wishes to affirm to the Staff that it will comply with the above comment in future filings as applicable.
Related Party Transactions, page 67
3.	We note your revised disclosure on page 68 in response to prior comment 10. Please explain what “secondment” means and clarify what the managers do.

January 22, 2009
Page Four
     The Company wishes to direct the Staff to the revised disclosure in the “Related Party Transactions” section beginning on page 68 of Amendment No. 3, which further explains the secondment of certain PEWC managers and clarifies what those managers do.
Form 20-F for the Year Ending December 31, 2007
Note 20, Segment Financial Information, page F-41
4.	We note your response to prior comment 20 and the CODM reports that you have provided under separate cover. Your response states that you have defined your operating and reporting segments based on the structure of your internal organization. You state that this structure is a “geographic, market-driven enterprise” structure. This geographic market driven enterprise is not apparent in the CODM reports provided. In this regard, it appears as if you have eight operating segments that are represented by certain subsidiaries or business units, such as Sigma Cable, Sigma Epan, and Australia Pacific Electric Cable, etc. Further, it is unclear how you have taken these reports that are broken down by subsidiary/business unit and aggregated them into three reportable segments; manufactured products, distributed products and SDI, as these reports do not include discreet financial information for these three reportable segments.
Based on your CODM reports, it is not clear to us that these units are economically similar such that aggregation of these units pursuant to paragraph 17 of SFAS 131 is appropriate. Gross margins among the eight units appear materially different. For example, Shanghai Yayang Electric margins are approximately 3% when Sigma Epan are approximately 17%. Please provide us an analysis that includes explanations for these differences in economic characteristics, including differences in trends, and tell us why these differences would not be considered an indication of differences in economic characteristics. Additionally tell how these reports link to the segment reporting provided in your periodic reports.
     The Company wishes to supplementally inform the Staff that the CODM reports previously provided are operating subsidiary level reports that provide accounting data from geographically-based operating units of the Company’s business, and are not intended to present that data in a segment-based format.

January 22, 2009
Page Five
     Monthly financial reports for the Company’s three operating segments (manufactured products, SDI and distributed products) are prepared by the Company’s corporate staff using financial data provided by the operating subsidiaries. The criteria established in paragraph 10 of SFAS 131 are fulfilled in that the CODM reviews the discrete financial data set forth in these operating segment reports to assess each segment’s performance and to make decisions on allocating resources to the Company’s segments.
     The Company wishes to further inform the Staff that the Company’s structure bears the characteristics of a matrix form of organization, as discussed in paragraph 15 of SFAS 131. Specifically, the overlapping components are the geographical component and the manufacturing, SDI and product distribution component. In addition to the financial reports prepared for the three operating segments, financial information is available for review by the CODM on a geographic basis through the financial reports for the eight operating subsidiaries, each of which conducts its business in a particular geographic market with a discrete customer base. The review of the operating subsidiary reports is useful to the CODM in conjunction with the review of the three segment reports, and is consistent with a matrix type of organization, but the Company wishes to emphasize that it does not view its segments along operating subsidiary lines.
     The Company’s operating strategy has been to approach individual markets with operations that the Company believes have the potential for achieving meaningful market share, and ultimately, sustainable profitability. This could be in the areas of manufactured products, SDI or distributed products. When the Company enters a geographical area with an operating subsidiary, it expects that operation to enhance the segment or segments under which it falls or at least establish the Company’s footprint in a market considered essential to the long-term growth and development of the Company. The Company’s commitment to expand its business in China, primarily through its PEWS and Shanghai Yayang operating subsidiaries, notwithstanding the intense competition it faces in the Chinese markets, is reflective of that commitment. Decisions to abandon or curtail operations because of poor performance are done so based on their lack of contribution to their respective segment.

January 22, 2009
Page Six
     The Company has acknowledged in its prior response to the Staff that there are multiple approaches to segment financial reporting, which has built-in subjective considerations. The Company believes that its approach to segment reporting provides informed and accurate disclosures to investors and meets the requirements of SFAS 131.